        SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

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April 1, 2024

Confidential

Ms. Jennifer O’Brien

Ms. Kimberly Calder

Ms. Anuja A. Majmudar

Mr. Kevin Dougherty

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BingEx Limited (CIK No. 0001858724)
Response to the Staff’s Comments on the Draft Registration Statement on
Form F-1 Confidentially Submitted on January 5, 2024

Dear Ms. O’Brien, Ms. Calder, Ms. Majmudar, and Mr. Dougherty:

On behalf of our client, BingEx Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 23, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on January 5, 2024 (the “Draft Registration Statement”).

U.S. Securities and Exchange Commission

April 1, 2024

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its audited consolidated financial statements as of and for the year ended December 31, 2023 and (ii) other information and data reflecting recent developments.

Comments in Letter Dated January 23, 2024

Prospectus Summary

Our Holding Company Structure and the Contractual Arrangements with the VIE, page 7

1.

We note your statement that 25.4% of your revenue was contributed by the VIE for the nine months ended September 30, 2023, compared to 100% and 96.9% for the fiscal years ended 2021 and 2022. Please revise to clarify the reason for the significant decline in revenue contributed by the VIE for the nine months ended September 30, 2023.

The Company respectfully advises the Staff that the decline in revenue contributed by the VIE in 2023 was attributable to the Company’s restructuring efforts, with which all subsidiaries of the VIE that are not subject to restrictions on foreign direct investment were transferred out of the VIE to become subsidiaries of the Company’s PRC subsidiaries in 2023. The Company has revised the disclosure on page 8 of the Revised Draft Registration Statement to clarify so.

Management

Compensation of Directors and Executive Officers, page 154

2.	Please update your compensation disclosure for the last full financial year ending December 31, 2023. See Item 6.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 153 of the Revised Draft Registration Statement.

*  *  *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Peng Xue, Chief Executive Officer and Chairman of the Board of Directors, BingEx Limited
Le Tang, Chief Financial Officer, BingEx Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Allen Lu, Partner, KPMG Huazhen LLP